UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41171

AULT DISRUPTIVE TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

11411 Southern Highlands Parkway, Suite 240 Las Vegas, Nevada 89141 (949) 444-5464

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock, par value $0.001 per share, and three-fourths of one Redeemable Warrant to purchase one share of Common Stock

Common Stock, par value $0.001 per share

Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one share of Common Stock and three-fourths of one redeemable warrant: 0 holders

Common Stock, par value $0.001 per share: 1 holder

Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Ault Disruptive Technologies Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AULT DISRUPTIVE TECHNOLOGIES CORPORATION

Date: October 21, 2024	By:	/s/ Henry Nisser
	Name:	Henry Nisser
	Title:	President and General Counsel